

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 2, 2017

Michael Bannon
President
Drone USA, Inc.
One World Trade Center
285 Fulton Street, 85th Floor
New York, NY 10007

>   **Re: Drone USA, Inc.**
>   **Registration Statement on Form 10**
>   **Filed May 8, 2017**
>   **File No. 000-55789**

Dear Mr. Bannon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Organizational History, page 1

3. If applicable, please discuss your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. For example, we note the statement in the notes to your financial statements that two customers accounted for approximately 69% and 12% of total sales for the three months ended December 31, 2016.

4. We note that your agreement with BRVANT Technologic Solutions that is filed as Exhibit 10.4 provides that you will pay to BRVANT one million dollars cash over a period to be defined at a later date. Please revise your disclosure to describe this obligation.

5. If material, please disclose the duration of your agreement with the Portuguese Government, the national aviation authority of Portugal, and Aeroportos de Portugal, which enables you to fly and test unmanned aerial vehicles at the Portuguese airport of Santa Maria island. Please also disclose the consideration paid, and briefly discuss your plans in regards to the agreement and whether such testing has commenced.

6. We note that in December 2016 you signed an MOU to become a reseller for Tier-II UAVs. If material, please summarize the terms of the memorandum of understanding and briefly discuss the sales campaigns that you have initiated for this system. Similarly, please disclose any material terms of the verbal agreement you entered into regarding the camera and software application for your agriculture platform that is currently in development and briefly discuss the status of your integration and testing.

7. We note that you entered into various consulting and advisory services agreements in early 2017. If material, please briefly summarize each of these agreements and the services you expect to receive from them, including: (1) the due diligence services agreement with Continental, and (2) the consulting services agreement with Caro.

Howco's Services, page 9

8. We note your disclosure that Howco enters into various types of contracts with your customers. If material, please consider adding disclosure that would allow investors to understand what proportion of your business or revenues is derived from each of the various types of contracts.

Debt Instruments, page 11

9. Consistent with your disclosure on page 63, please clarify that the AIG you reference here in regards to the $840,000 convertible note is Abatement International Group, Inc.

10. We note that you are in default in regard to the TCA credit facility for failure to pay the March and April principal payments and that you are in discussions with TCA and believe that they will work with you to achieve your business plan. Consistent with your risk factor disclosure on page 21, please disclose here that all of your assets, including the assets of Howco, are secured with your TCA credit facility. Please also provide risk factor disclosure regarding the default and the possible implications.

Risk Factors, page 14

11. We note your disclosure on page 45 that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please discuss any related risks that are material.

We expect to expand our business, in part, through future acquisitions, page 20

12. Please further discuss the risks and challenges you expect to face in connection with pursuing any such future acquisitions. We note, for example, from your disclosure on page 21 that your credit agreement with TCA imposes restrictions on your ability to acquire new companies and merge or consolidate.

We depend on the U.S. Government for a substantial portion of our business, page 24

13. Please quantify the "substantial portion" of your revenues from Howco's operations that have been from sales and services rendered directly or indirectly to the U.S. Government.

Our stock price may be volatile and you may not be able to resell your shares at or above the initial public offering price, page 34

14. Please remove your reference in the risk factor heading to an initial offering price since you are not offering any securities in connection with this Form 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

15. We note your disclosure on pages 14 and 43 that you will require additional capital to execute your business plan and failure to do so would require you to cease business operations. Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. In addition, consistent with your disclosure on page 21, please discuss any challenges you may face in raising additional funds due to any restrictions imposed under your credit agreement with TCA.

Properties, page 48

16. We note that you are three months behind in making the monthly lease payments for some of your properties and have been in discussions with the landlords regarding anticipated financings to become current. Please provide risk factor disclosure regarding the possible implications of not making your monthly lease payments.

Security Ownership of Certain Beneficial Owners and Management, page 49

17. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

18. Please include in the table Mr. Bannon's ownership of Series A Preferred Stock. Refer to Item 403. In addition, please clarify how this impacts his voting rights.

Directors and Executive Officers, page 50

19. Please reconcile your disclosure that the "number of directors is established at three," with the disclosure that follows showing that you have five directors.

20. It is unclear from many of the employee narratives whether the individuals continue to maintain an employment relationship with the other referenced companies. Please clarify whether: (1) Mr. Bannon still serves as president of Abatement International Group, Inc.; (2) Mr. Ferro is still employed with General Atomics Aeronautical Systems; and whether (3) Dr. Rangel still serves as CEO of BRVANT Technologic Solutions or as Scientific Director of IBRV.

Note 13 – Exclusive Agreement, page F-16

21. Please tell us the consideration given in exchange for the exclusive use of a Brazilian entity's intellectual property and UAV technology as well as the term of such agreement.

Exhibit Index, page 77

22. Please provide your analysis as to whether you are required to file as an exhibit the January 26, 2016 equity exchange agreement. Refer to Item 601(b)(2) of Regulation S-K. In that regard, we note your disclosure on page 65 that the company believes it is indemnified by Texas Wyoming Drilling, Inc. pursuant to the merger agreement for the vendor claim for unpaid bills.

23. Please provide us with an analysis as to whether you are required to file as exhibits: (1) the settlement agreement with Rockwell Capital Partners, Inc. entered into on August 18, 2016; and (2) the agreement with the Portuguese Government, the national aviation

Michael Bannon
Drone USA, Inc.
June 2, 2017
Page 5

      authority of Portugal and Aeroportos de Portugal entered into in September 2016. Refer to Item 601(b)(10) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

      Sincerely,

      /s/ Laura Nicholson

      Laura Nicholson
      Special Counsel
      Office of Transportation and Leisure